Exhibit 12.1

HCP, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

and RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months
	Ended	Year Ended December 31,
	March 31, 2012	2011	2010	2009	2008	2007
	(In thousands, except ratios)
RATIO OF EARNINGS TO FIXED CHARGES

Fixed charges:
Interest expense and debt amortization	104,568	419,336	288,657	298,898	349,313	358,834
Rental expense	1,640	6,186	5,939	6,039	6,008	8,151
Capitalized interest	6,683	26,402	21,664	25,917	27,490	12,346

Fixed charges	112,891	451,924	316,260	330,854	382,811	379,331

Earnings:
Income before income taxes and equity income from and impairments of investments in unconsolidated JVs	179,187	504,831	388,054	101,044	228,887	126,835
Add back: Fixed charges	112,891	451,924	316,260	330,854	382,811	379,331
Add: Distributed income from equity investees	913	3,273	5,373	7,273	6,745	5,264
Less: Capitalized interest	(6,683)	(26,402)	(21,664)	(25,917)	(27,490)	(12,346)
Less: Noncontrolling interest from subsidiaries without fixed charges	(3,462)	(16,466)	(15,517)	(13,049)	(17,996)	(20,110)

Earnings	282,846	917,160	672,506	400,205	572,957	478,974

Ratio of Earnings to Fixed Charges	2.51	2.03	2.13	1.21	1.50	1.26

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Fixed charges:
Interest expense and debt amortization	104,568	419,336	288,657	298,898	349,313	358,834
Preferred stock dividends	17,006	21,130	21,130	21,130	21,130	21,130
Rental expense	1,640	6,186	5,939	6,039	6,008	8,151
Capitalized interest	6,683	26,402	21,664	25,917	27,490	12,346

Fixed charges	129,897	473,054	337,390	351,984	403,941	400,461

Earnings (see above)	282,846	917,160	672,506	400,205	572,957	478,974

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.18	1.94	1.99	1.14	1.42	1.20